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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934

                           Commission File No. 1-11802

                             WORLD COLOR PRESS, INC.
                    (now known as Quebecor World (USA) Inc.)
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             (Exact name of registrant as specified in its charter)

                                    The Mill
                               340 Pemberwick Road
                               Greenwich, CT 06831
                                 (203) 532-4200
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               (Address, including zip code and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                     Common Stock, par value $.01 per share
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            (Title of each class of securities covered by this Form)

                6% Convertible Senior Subordinated Notes due 2007

                    8 3/8% Senior Subordinated Notes due 2008

                    7 3/4% Senior Subordinated Notes due 2009
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             (Titles of all other classes of securities for which a
                duty to file reports under section 13(a) or 15(d)
                                    remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)           [X]           Rule 12h-3(b)(1)(ii)            [ ]
Rule 12g-4(a)(1)(ii)          [ ]           Rule 12h-3(b)(2)(i)             [ ]
Rule 12g-4(a)(2)(i)           [ ]           Rule 12h-3(b)(2)(ii)            [ ]
Rule 12g-4(a)(2)(ii)          [ ]           Rule 15d-6                      [ ]
Rule 12h-3(b)(1)(i)           [X]

Approximate number of holders of record as of the certification or notice date:

         Common Stock, $.01 par value per share.          1
                                                         ---


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         Due to the completion on October 8, 1999 of the merger of World Color
Press, Inc. ("World Color") with Printing Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Quebecor Printing Inc., a corporation amalgamated under the laws of Canada ("Quebecor Printing"), with World Color being the surviving corporation and continuing as a direct wholly-owned subsidiary of Quebecor Printing under the name of Quebecor World
(USA) Inc., the number of record holders of the common stock of World Color (now known as Quebecor World (USA) Inc.) is currently one (1).

         Pursuant to the requirements of the Securities Exchange Act of 1934, World Color Press, Inc. (now known as Quebecor World (USA) Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 8, 1999                  By:  /s/ Jennifer L. Adams
                                        ----------------------------------------
                                        Name:    Jennifer L. Adams
                                        Title:   Chief Legal and Administrative
                                                 Officer and Secretary